Brian C. Daughney, Esq.
bdaughney@beckerlawyers.com
Phone: (212) 599-3322 ext 25119
Fax: (212) 557-0295

Becker& Poliakoff, LLP
45 Broadway, 17th Floor
New York, New York 10006

December 30, 2021

Via EDGAR

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

Washington, D.C. 20549

Attn.:	Mr. Dave Edgar

Ms. Kathleen Collins

Mr. Edwin Kim

Mr. Larry Spirgel

Re:	Golden Path Acquisition Corp Response to the Staff’s Comments on Registration Statement on Form S-4 Filed September 30, 2021 with File No. 333-259896

Dear Mr. Edgar, Ms. Collins, Mr. Kim, and Mr. Spirgel:

On behalf of our client, Golden Path Acquisition Corp, a Cayman Islands exempted company (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchanges Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated November 2, 2021 on the Company’s registration statement on Form S-4 previously submitted on September 30, 2021 (the “Registration Statement”).

Concurrently with the submission of this letter, the Company is submitting Amendment No. 1 to its registration statement on Form S-4 (the “Revised Registration Statement”) with exhibits via EDGAR to the Commission. Please note that the unaudited financial information for each of the Company and MC and the pro forma information have been updated to September 30, 2021 pursuant to the Securities Act of 1933, as amended (the “1933 Act”) and the rules and regulations promulgated thereunder.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Revised Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Revised Registration Statement.

Registration Statement on Form S-4 filed September 30, 2021

Prospectus Cover Page, page i

1.	It is unclear whether MC operates any of its businesses in China through variable interest entities. We note your disclosure throughout the filing that indicates MC “operates its business through its subsidiaries in the PRC in which MC owns equity interests.” However there are also disclosures indicating that MC is leveraging contractual arrangements to operate certain businesses in which foreign investors are prohibited or restricted from investing in and referencing VIE arrangements in your Merger Agreement. Please advise.

The Company respectfully advises the Staff that MC operates its business through its wholly-owned subsidiaries in the PRC, and did not and does not currently operate its businesses in China through variable interest entities (“VIE”).

The Merger Agreement and the prior filing referred to certain VIE arrangements because MC had attempted to establish a VIE structure with certain PRC entities at the time of negotiating the Merger Agreement. At the time, the shareholders of Shanghai Mengyun and Beijing Xihuiyun entered into certain agreements related to the proposed VIE structure (the “VIE-related Agreements”). However, after a thorough evaluation by MC and its shareholders and after the prior filing, MC decided to terminate its plan of setting up a VIE structure, As a result, the parties have has removed disclosures and discussions regarding all VIE-related Agreements in the Revised Registration Statement. Further, we have stated in various places, including the cover page, pages 12 and 112 that MC does not operate through VIE structures.

2.	Provide prominent disclosure about the legal and operational risks associated with being based in or having the majority of the company’s operations in China and Hong Kong. Your disclosure should make clear whether these risks could result in a material change in your operations and/or the value of your ordinary shares or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Your disclosure should address how recent statements and regulatory actions by China’s government, such as those related to the use of variable interest entities and data security or anti-monopoly concerns, has or may impact the company’s ability to conduct its business, accept foreign investments, or list on an U.S. or other foreign exchange. Your prospectus summary should address, but not necessarily be limited to, the risks highlighted on the prospectus cover page.

In response to the Staff’s comments, the Company has revised the disclosure in the Revised Registration Statement on the cover page and pages 20 and 21 in accordance with the Staff’s instructions.

Questions and Answers About the Business Combination and the Extraordinary General Meeting How will the initial shareholders vote?, page 3

3.	In light of your Sponsor and the other Initial Shareholders intending to vote to approve all of the proposals, please clarify the percentage of non-affiliated votes of your ordinary shares that are necessary to pass each proposal.

In response to the Staff’s comments, the Company has revised the disclosure in the Revised Registration Statement on the cover page and page 3 in accordance with the Staff’s instructions.

What happens to my warrants if I hold Golden Path Warrants?, page 5

4.	Please clarify that even if Golden Path public shareholders redeem their ordinary shares, they will continue to hold Golden Path Warrants. However, the warrants may be redeemed by New Golden Path for $0.01 per warrant if the market value of the ordinary shares exceed $18 in the future. Similarly, please clarify where appropriate, that the public shareholders will receive ordinary shares underlying their public rights, even if they redeem their original public ordinary shares.

In response to the Staff’s comments, the Company has revised the disclosure in the Revised Registration Statement on the cover page and page 6 in accordance with the Staff’s instructions.

Summary of the Proxy Statement/Prospectus, page 10

5.	In your summary of risk factors, disclose the risks to your investors relating to your corporate structure and having the majority of your operations in the PRC. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the prospectus. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of your ordinary shares. Acknowledge any risks that actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

In response to the Staff’s comments, the Company has revised the disclosure in the Revised Registration Statement on pages 20 to 22 in accordance with the Staff’s instructions.

6.	Disclose each permission that your subsidiaries and you are required to obtain from Chinese authorities to operate and issue these securities to foreign investors. State whether any of your subsidiaries or you are required to receive approvals to operate in the PRC from the CSRC, CAC or any other PRC regulatory agency, and state affirmatively whether you have received all requisite permissions and whether any permissions have been denied.

In response to the Staff’s comments, the Company has revised the disclosure in the Revised Registration Statement on page 19 in accordance with the Staff’s instructions.

7.	Provide a clear description of how cash is transferred through your organization. Quantify any cash flows and transfers of other assets by type that have occurred between MC and its subsidiaries and the direction of the transfer. Quantify any dividends or distributions that a subsidiary have made to the holding company and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from your businesses to the parent company and U.S. investors.

The Company respectfully advises the Staff that for the years ended December 31, 2019 and 2020 and for the nine months ended September 30, 2021, MC and its subsidiaries’ operations were mainly carried out by its subsidiaries in China and Hong Kong. Each subsidiary in China and Hong Kong has its own operating cash flow. There are inter-company advances between subsidiaries in China for cash flow purpose. MC Cayman and Mengyun Hong Kong are holding companies outside of China and have no substantial operations with some holding company administrative expenses which was financed by its shareholders. There have been no transfers between PRC subsidiaries and entities outside of PRC.

We have updated disclosure at page 14 to reflect the foregoing and in response to Staff’s comment.

8.	Disclose that trading in your securities may be prohibited under the Holding Foreign Companies Accountable Act if the PCAOB determines that it cannot inspect or fully investigate your auditor, and that as a result an exchange may determine to delist your securities. Further clarify, although the audit report included in this prospectus is prepared by U.S. auditors who are currently inspected by the PCAOB, there is no guarantee that future audit reports will be prepared by auditors inspected by the PCAOB and, as such, in the future investors may be deprived of the benefits of such inspection.

In response to the Staff’s comments, the Company has revised the disclosure in the Revised Registration Statement on page 20 in accordance with the Staff’s instructions.

9.	Please provide an organizational chart of your post-Business Combination structure including the equity interests of each entity, its operations, and legal structure. Please consider providing an organizational chart of the pre-reorganization transaction that occurred in September 2021 that resulted in MC being the parent company of its PRC operating subsidiaries.

In response to the Staff’s comments, the Company has revised the disclosure in the Revised Registration Statement on page 12 to provide both the pre-reorganization and post-reorganization structure charts as of September 2021. The Company has also revised the disclosure in the Revised Registration Statement on pages 12 to 13 to provide the post-Business Combination structure chart in accordance with the Staff’s instructions.

MC Hologram, page 11

10.	Please clarify whether MC derives substantially all of its revenue from the autonomous driving industry.

The Company respectfully clarifies to the Staff that MC does not engage directly in the autonomous driving business, nor does it generate its revenues directly from the autonomous driving industry. Instead, MC provides holographic ADAS services, which is an advanced holographic sensor technology used in autonomous driving industry and certain customers of MC’s holographic ADAS business segment were in the autonomous driving industry.

In response to the Staff’s comments, the Company has revised the disclosure in the Revised Registration Statement on pages 11 and 154 accordance with the Staff’s comment. Additionally, we submit that the Risk Factors at page 27 and 28 clearly state that MC’s technology is new and has not been adopted by the autonomous driving industry

Domestic Issuer Status, page 14

11.	We note that you intend to transition to foreign private issuer status in 2022 after the Business Combination. Please include a risk factor that address how this transition will affect your shareholders. Further, provide the disclosure required under Item 402 for your executive officers and directors on page 170.

In response to the Staff’s comments, the Company has revised the disclosure in the Revised Registration Statement on pages 63 and 185 in accordance with the Staff’s instructions.

Registration Rights Agreement, page 14

12.	In the letter to shareholders, you refer to a registration rights agreement where the shares issued to MC shareholders by Golden Path as part of the Business Combination will be registered for resale. Please clarify the purpose of this resale registration statement given these shares would already be registered and available for resale, subject to the lock-up agreement. Please also file the registration rights agreement referred to as Exhibit C to Annex A.

We have deleted reference to the registration rights in accordance with Staff’s comment. As noted in Staff’s comment, the registration rights agreement is not needed. We have further clarified this topic at pages 16 and 76.

Lock-Up Agreements, page 15

13.	Please describe the exceptions or “express carve-outs” to the lock-up agreement for MC shareholders. Further, please file the MC shareholder lock-up agreement. We note that you did not file Exhibit A to Annex A.

The Company respectfully advises the Staff that the lock-up for the MC shareholders (the “MC Shareholder”) will not apply to the following: (i) transfers to such MC Shareholder’s members, immediate family members or affiliates, or transfers by virtue of law upon dissolution or death of the MC Shareholder; (ii) transactions relating to the ordinary shares, par value $0.0001 per share, of the Company (the “Purchaser Shares”) acquired in open market transactions after the closing; (iii) transfers to the Company pursuant to any contractual arrangement in connection with the termination of the MC Shareholder’s service to the Company or MC; (iv) the liquidation, merger, stock exchange or other similar transaction of the Company which affect all holders of the Purchaser Shares; and (v) transactions to satisfy any U.S. federal, state, or local income tax obligations of the MC Shareholder (or its direct or indirect owners) arising from a change in law.

We have expanded the disclosure at page 17 reflective the foregoing. A copy of the form of MC shareholder lock-up agreement is being filed along with the Revised Registration Statement as Exhibit 10.10.

Risk Factors

General, page 22

14.	Given the Chinese government’s significant oversight and discretion over the conduct of your business, please revise to separately highlight the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of your ordinary shares. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

In response to the Staff’s comments, the Company has revised the disclosure in the Revised Registration Statement on pages 52 and 53 in accordance with the Staff’s instructions.

15.	In light of recent events indicating greater oversight by the Cyberspace Administration of China over data security, particularly for companies seeking to list on a foreign exchange, please revise your disclosure to explain how this oversight impacts your business and your offering and to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date.

In response to the Staff’s comments, the Company has revised the disclosure in the Revised Registration Statement on pages 38 and 39 in accordance with the Staff’s instructions.

The recent joint statements by the SEC and PCAOB, proposed rule changes submitted by NASDAQ..., page 36

16.	Update your disclosure concerning the HFCA Act to disclose that on June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would amend the HFCA Act and require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three.

In response to the Staff’s comments, the Company has revised the disclosure in the Revised Registration Statement on the cover page and page 41 in accordance with the Staff’s instructions.

The approval of the China Securities Regulatory Commission may be required in connection with this business combination ..., page 41

17.	Please file a legal opinion from Fawan Law Firm with regards to its opinion that you are not subject to the M&A Rules or required to seek permission from the CSRC. Further, please clarify whether you believe MC’s solutions and services raise “national defense and security” concerns referenced on page 41 or is subject to any technology export controls.

The Company advises the Staff that a Legal Opinion by Fawan Law Firm with regards to its opinion that MC is not subject to M&A Rules or required to seek permission from the CSRC is being filed with the Revised Registration Statement as Exhibit ____.

Further, we have included expanded disclosure at pages 19, 21, 39 43 and 52.

Risk Factors Relating to the Business Combination

If MC or New Golden Path fails to implement and maintain an effective system of internal controls..., page 51

18.	With regard to MC’s material weaknesses in internal control over financial reporting, please revise to disclose the expected timing of your remediation activities and clarify what remains to be completed in your remediation efforts. Also, revise to clarify what is meant by your disclosures regarding the first material weakness, which appear to imply that New Golden Path and MC’s accounting department will be strengthened after the business combination. In this regard, specifically address the fact that Golden Path has concluded that their disclosure controls and procedures were not effective as of June 30, 2021. Lastly, disclose any material costs you have incurred or expect to incur to resolve the identified weaknesses.

In response to the Staff’s comments, the Company has revised the disclosure in the Revised Registration Statement on pages 59 and 60 in accordance with the Staff’s instructions.

Non-competition and Non-solicitation Agreements, page 66

19.	Please expand your description of the non-competition agreement, including who it covers, the duration and the scope of what activities it covers. Please also file the non-competition agreement referred to as Exhibit B to Annex A. We note the reference it covers key employees, but according to pages A-1 and A-7, it appears to only apply to Best Road Holdings Limited, an affiliate of your director Wei Peng. Please clarify.

In response to the Staff’s comments, the Company has revised the disclosure in the Revised Registration Statement on pages 17 and 77 in accordance with the Staff’s instructions. A copy of the same is being filed as Exhibit with the Revised Registration Statement.

Basis for Golden Path Board of Directors’ Recommendation - Fairness Opinion, page 75

20.	Please disclose the fee you paid to Valtech Valuation Advisory Limited for its fairness opinion, and clarify if any of such fee is contingent upon the completion of the business combination.

We advise Staff that Valtech has not received any contingent fee related to the completion of the business combination and has received only a fixed fee of USD 75,000. We have modified and expanded the disclosure related to Staff’s comment at page 85.

21.	Please provide further details of the Valtech’s valuation methods, including providing an illustration or table as to how it calculated the $460.54 million valuation under the discounted cash flow method. For the various multiples analyses, provide the specific multiples for the comparison companies and the respective multiple for MC.

The disclosure in the Registration Statement, specifically the discussion of the valuation method, has been revised to address Staff’s comment Please see pages 85 to 93

Certain MC Projected Financial Information, page 80

22.	We note that your financial forecasts and growth rates are determined or influenced by your projected growth rate of the number of your customers, which is based, in part, on recent historical trends. We note, however, that for the six months ended June 30, 2021, you have revenue concentration of nearly 66% with two customers. In light of this concentration of revenue, please clarify how it is appropriate to base your various growth rates on the projected growth of your number of customers with such an uneven distribution of revenue.

The Company respectfully advises the Staff that in MC’s financial statements previously filed, MC disclosed one customer which accounted for 41.4% of the total revenue for the six months ended June 30, 2020 and one customer accounted for 22.5% of the total revenue for the six months ended June 30, 2021. There is only one customer exceed 10% threshold in each period and all other customers account for 10% or lower. As such, MC did not have a revenue concentration of nearly 66.0% with two customers for the six months ended June 30, 2021, and there was actually a decrease in customer concentration risks for MC for the six months ended June 30, 2021 as compared to the same period in 2020.

Further, the financial related disclosures have been updated to September 30, 2021. As disclosed on page F-67 of the Revised Registration Statement, “[f]or the nine months ended September 30, 2020, three customers accounted for 31.3%, 20.6%, and 13.3% for an aggregate of 65.2% the Company’s total revenues. For the nine months ended September 30, 2021, one customer accounted for 18.9% of the Company’s total revenues.” As such, the Company believes that its customer concentration risk has actually decreased for the nine months ended September 30, 2021 as compared to the same period in 2020.

MC allocated more resources to expand its customer base and data show that MC has maintained a relatively high customer growth rate in 2019, 2020 and 9 months ending 2021. In addition, MC’s average revenue per customer has significantly increased in the same periods due to established trust relationships with major customers and improved existing customers retention. Based on the foregoing, MC believes that its forecast growth rate is reasonable and has properly factored in the growth in the number of its customers and average revenue per customer.

Business of MC

MC’s Customers, page 111

23.	According to page F-62, it appears that the customer concentration of your revenues increased significantly from fiscal year 2020 to the six months ended June 30, 2021. In the prior year, you did not have any customers that generated 10% or more in revenues, while in the six months ended June 30, 2021, two customers represented 41.4% and 22.5% of your revenues, respectively. Please describe the arrangements that you have with these entities and clarify if you have any agreements which you are substantially dependent upon. Consider adding a risk factor to discuss the concentration of your revenues.

As stated above, the financial related disclosures have been updated to September 30, 2021.

The Company wishes to clarify that, as disclosed on page F-67 of the Revised Registration Statement, “[f]or the nine months ended September 30, 2020, one customer accounted for 31.3%, of the Company’s total revenues. For the nine months ended September 30, 2021, one customer accounted for 18.9% of the Company’s total revenues.” As such, the Company believes that its customer concentration risk has actually decreased for the nine months ended September 30, 2021 as compared to the same period in 2020. The Company provided SDK service for the customers that generated 10% or more in revenues. Based on the foregoing, the Company believes that its customer concentration risk did not increase significantly over time.

Management’s Discussion and Analysis of Financial Condition and Results of Operations - MC Hologram, Inc., page 117

24.	You state in your risk factors that the COVID-19 pandemic has already and may continue to cause negative impacts to MC’s business, results of operations and financial condition. Please revise here to describe with greater specificity and quantify, if practicable, the impact of COVID-19 on MC’s business. For example, quantify how the increase in chip prices has impacted the gross margins for holographic solutions and how decreased rent and office expenses impacted your operating expenses. Further, to the extent possible and given the amount of time that has passed since the initial outbreak of COVID-19, please update your disclosure to discuss any known trends and uncertainties that have had or likely will have a material impact on your business, results of operations and liquidity. Refer to CF Disclosure Guidance: Topic Nos. 9 and 9A for further guidance.

In response to the Staff’s comments, the Company has revised the disclosure in the Revised Registration Statement on page 133 in accordance with the Staff’s instructions.

25.	Please revise to include a caption titled “Liquidity and Capital Resources” to MC’s discussion of cash flows beginning on page 126, and address the following:

●	Discuss any restrictions on foreign exchange and your ability to transfer cash between entities, across borders and to U.S. investors, including any restrictions on the PRC entities’ ability to dividend money to the holding company as well as any limitations on the holding company’s ability to transfer any funds received in the merger into the PRC; and

●	Disclose the amount of cash and short-term investments held at each balance sheet date and include a breakdown by currency denomination as of the most recent balance sheet date in each jurisdiction in which your affiliated entities are domiciled.

In response to the Staff’s comments, the Company has revised the MD&A disclosure in the Revised Registration Statement in the Management Discussion and Analysis in accordance with the Staff’s instructions.

26.	Please expand your discussion of net cash used in, and provided by, operating activities to explain the underlying reasons for changes in the items that impacted your operating cash flows. In this regard, you appear to simply reiterate the information that can be found in your statements of cash flows rather than explaining why items, such as accounts payable and accounts receivable increased or decreased from period to period. Please revise your disclosure for all periods presented. See Section IV.B of the SEC Release No. 33-8350.

In response to the Staff’s comments, the Company has revised the disclosure in the Revised Registration Statement on pages 140 to 141 in accordance with the Staff’s instructions.

Specific Factors Affecting MC’s Results of Operations, page 117

27.	You state that your ability to increase revenues and profitability depends on your ability to retain existing customers and attract new customers. Also, you specifically note that the increase in revenue for the six months ended, June 30, 2021 was due in part to the growing number of customers of Shenzhen Mengyun. Please tell us what measures use to manage your business and attract and retain customers and revise to include a quantified discussion of such metrics. Refer to Item 303(a) of Regulation S-K and SEC Release No. 33-10751.

In response to the Staff’s comments, the Company has revised the disclosure in the Revised Registration Statement on pages 127 and 128 in accordance with the Staff’s comment.

Results of Operations

Six Months Ended June 30, 2020, Compared to the Six Months Ended June 30, 2021

Revenue, page 121

28.	Where a material change is attributed to two or more factors, including any offsetting factors, the contribution of each identified factor should be described in quantified terms. For example, you refer to several factors that impacted the growth in revenue for each of your segments, such as recently acquired businesses, newly incorporated entities and an increase in customers. Similarly, you attribute the significant decrease in gross margins to the acquisition of Shenzhen Bowei and increases in the price of chips. Please revise your disclosures throughout your results of operations discussion to quantify the relative contribution of each factor identified. Refer to Item 303(a) of Regulation S-K and Section III.D of SEC Release No. 33-6835.

As stated above, the financial related disclosures have been updated to September 30, 2021. In response to the Staff’s comments, the Company has revised the disclosure in the Revised Registration Statement on pages 135 in accordance with the Staff’s instructions.

Year Ended December 31, 2019, compared to Year Ended December 31, 2020, page 124

29.	We note your discussion regarding various preferential tax rates on page F-96. To the extent that MC is unable to obtain similar preferential rates in the future such that your current effective tax rate is not indicative of future results, revise to include a discussion in both MD&A and your risk factors of the impact such shift may have on MC’s future results of operations. Refer to Item 303(a) of Regulation S-K and Section III.B. of SEC Release No. 33-8350.

In response to the Staff’s comments, the Company has revised the disclosure in the Revised Registration Statement on pages 43, 44 70 and 145 in accordance with the Staff’s instructions.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Golden Path

Controls and Procedures, page 153

30.	Revise to disclose your principal executive officer and principal accounting officers’ conclusions regarding the effectiveness of Golden Path’s disclosure controls and procedures.

In response to the Staff’s comments, the Company has revised the disclosure in the Revised Registration Statement on page [164] in accordance with the Staff’s instructions. As required by Rules 13a-15 and 15d-15 under the Exchange Act, our Chief Executive Officer and Chief Financial Officer carried out an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as of June 30, 2021. In connection with the preparation of this Form 10-Q, we revised our prior position on accounting for private warrants. Based upon their evaluation, and in light of the SEC Staff Statement, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures (as defined in Rules 13a- 15 (e) and 15d-15 (e) under the Exchange Act) were not effective.

Unaudited Pro Forma Combined Financial Information, page 155

31.	You state that the pro forma financial statements give effect to events that are factually supportable and expected to have a continuing impact on the results of the post-combination company. Please tell us how this complies with Article 11-02 of Regulation S-X or revise as necessary. In your response, specifically address your reference to excluding certain charges from the statement of operations in pro forma balance sheet adjustment (4) as they were nonrecurring charges or revise as necessary. Refer to Article 11-02(a)(11)(i) of Regulation S-X and SEC Release No. 33-10786.

In response to the Staff’s comments, the Company has revised the disclosure in the Revised Registration Statement on pages 141, 167, 169 and 170 in accordance with the Staff’s instructions.

32.	Please explain further your pro forma adjustment (10) to both the June 30, 2021 and December 31, 2020 pro forma statements of operations. To the extent you intended to reflect the transaction expenses as if they occurred at the beginning of the fiscal year presented pursuant to Rule 11-02(a)(6)(i)(B) of Regulation S-X, please explain why there is a reduction to general and administrative expense for the year ended December 31, 2020 or revise.

In response to the Staff’s comments, the Company has revised the disclosure in the Revised Registration Statement on pages 171 – 174 in accordance with the Staff’s instructions.

Security Ownership of Certain Beneficial Owners and Management Prior to the Business Combination, page 171

33.	Please provide natural person(s) disclosure of the individual(s) that hold voting and/or investment power over the shares beneficially owned by the entities listed in your beneficial ownership tables.

In response to the Staff’s comments, the Company has revised the disclosure in the Revised Registration Statement, specifically the footnotes to the shareholder table on page 190 in accordance with the Staff’s instructions.

34.	You reference Mr. Tiger Zhang as a person that may be deemed a promoter of Golden Path on page 171. Please clarify whether Mr. Tiger Zhang is the same person as Xu Zhang, or otherwise clarify his relationship with Golden Path.

In response to the Staff’s comments, the Company has revised the disclosure in the Revised Registration Statement on page [186] in accordance with the Staff’s instructions. Mr. Tiger Zhang is not the same person as Xu Zhang.

Security Ownership of Certain Beneficial Owners and Management After the Business Combination, page 173

35.	Please provide the beneficial ownership of New Golden Path assuming both minimum and maximum redemption scenarios. Similar, references to post-Business Combination ownership percentages should be presented in both minimum and maximum redemptions scenarios, including the cover page and letter to shareholders.

In response to the Staff’s comments, the Company has revised the disclosure in the Revised Registration Statement on the cover page, letter to shareholders, and page 13 and 189 in accordance with the Staff’s instructions.

Regulations Applicable to MC, page 174

36.	You indicate that you believe your holographic solutions and holographic technology services are not on the Negative List of prohibited or restricted industries from foreign investment. You characterize your solutions and services as technical services that are encouraged. Please clarify whether Fawan Law Firm has provided a legal opinion supporting the conclusion that your operations encompass encouraged activities by the NRDC and MOFCOM.

The Company respectfully advises the Staff that MC’s beliefs is supported by legal opinion issued by its PRC legal counsel, Fawan Law Firm. Fawan Law Firm’s legal opinion is being filed as an exhibit to the Revised Registration Statement.

37.	Your description of the restricted industries include Valued-Added Telecommunication Services. You indicate on page F-40 that you have two subsidiaries, Horgos Tianyuemeng and Shenzhen Tianyuemeng, that provides holographic advertising services. Please clarify whether these holographic advertising services could be construed as Value-Added Telecommunication Services or other restricted activities from foreign investment.

The Company respectfully advises the Staff that holographic advertising service referred to on F-40 refers to the holographic advertising business is mainly to provide holographic technical services to customers in the advertising industry. According to the Regulations of the People’s Republic of China on Telecommunications promulgated by the State Council of the People’s Republic of China on February 6, 2016 (the “Regulations”), “value-added telecommunications services” refers to the provision of additional telecommunications and information services by using public network infrastructure. In addition, the Classification Catalogue of Telecommunications Services (the “Classification”) annexed to the Regulations provides a list of telecommunications services that fall within the definition of “value-added telecommunications services.” According to MC’s PRC legal counsel, MC’s holographic advertising service does not use public network infrastructure to provide additional services and is not within the list provided by the Classification, and accordingly does not fall into the category of “value-added telecommunications services” as governed by the Regulations.

Certain Transactions of MC, page 187

38.	You indicate that MC has not entered into any related party transactions required to be disclosed by Item 404(a) of Regulation S-K. We note, however, that MC’s financial statements reference related party amounts due to and from related parties on pages F-94 and F-95. Further, you reference VIE Agreements that include Spousal Consents on page A-13. Please clarify why these items would not be considered related party agreements for MC and its subsidiaries within the past three fiscal years.

In response to the Staff’s comments pertaining to related party transactions, the Company has revised the disclosure in the Revised Registration Statement on page 207-208 in accordance with the Staff’s instructions. In response to the Staff’s comments in relation to VIE Agreements and Spousal consents, please refer to our answer to Comments #1, which indicated that MC did not and does not currently operate its businesses in China through VIE.

Description of New Golden Path Securities, page 190

39.	We note that your Memorandum and Articles of Association after the business combination will be substantially similar to the prior SPAC’s articles. We note, however, that in addition to removing the SPAC-related provisions that would no longer be necessary, you removed the Business Opportunity provision. Where appropriate, please highlight this change and clarify how it will impact your corporate governance given that members of our board are affiliated with investment firms.

In response to the Staff’s comments, the Company has revised the disclosure in the Revised Registration Statement on page 214 in accordance with the Staff’s instructions.

MC Hologram Inc. and Subsidiaries

Consolidated Statements of Income and Comprehensive Income, page F-71

40.	Please provide us with a breakdown of your revenue between products and services and revise to present revenue and cost of revenue separately for each, as necessary. Refer to Rule 5-03(b) of Regulation S-X.

In response to the Staff’s comments, the Company has revised the disclosure in the Revised Registration Statement on pages F-38, F-68, F75, F106, and F107 in accordance with the Staff’s instructions.

Notes to Consolidated Financial Statements

Note 1. Nature of business and organization, page F-74

41.	Please explain the reasons for the reorganization in September 2021 and provide organization charts, including percentage ownership, both before and after such reorganization. Also, tell us what impact, if any, the reorganization had on any variable interest entities (VIE). In this regard, you state on page 174 that MC is currently leveraging the contractual arrangements to operate certain businesses in which foreign investors are prohibited from or restricted to investing. Further, the Merger Agreement refers to a VIE between Beijing Xihui Cloud Technology and shareholders of Shanghai Mengyun; however, you do not disclose any VIE arrangements. To the extent you do not operate under a VIE structure, explain further how this complies with the Foreign Investment Law of the PRC.

In response to the Staff’s comments, the Company has revised the disclosure in the Revised Registration Statement on page 12 to provide both the pre-reorganization and post-reorganization structure charts in accordance with the Staff’s instructions.

The Company respectfully advises the Staff that the main purpose of MC’s reorganization in September 2021 was with a view for initial public listing. Prior to such re-organization, MC had begun to to establish a VIE structure but the plan was later cancelled by MC and its MC shareholders as discussed in the response to the Staff’s comment No. 1,. As discussed in the response to the Staff’s comment No. 1, prior references to a VIE structure in the Registration Statement was an inadvertent drafting error, and references to the same on the Merger Agreement was primarily because MC was in the process of establishing a VIE structure at the time of negotiating the Merger Agreement, yet subsequently determined to forego with the proposed VIE structure for the purposes of promoting MC’s shareholders’ interests. The parties have disclosed that MC does not operate under a VIE structure because it has determined that its businesses are not on the Negative List of prohibited or restricted industries from foreign investment.

We further advise Staff that according MC’s PRC legal counsel, pursuant to the provisions of Article 28 of the Foreign Investment Law of the PRC, foreign investors are not allowed to invest in areas where investment is prohibited in the negative list of foreign investment access. According to the negative list, any Internet cultural activities (except the provision of music) are prohibited industries from foreign investment, and the foreign shareholding ratio of value-added telecommunications services shall not exceed 50% (excluding e-commerce, domestic multi-party communication services, storage, and forwarding services, and calling Center service). As further advised by MC’s PRC legal counsel, MC’s business does not involve the above-mentioned Internet cultural activities and value-added telecommunications business areas and is not on the negative list. MC’s operations in China are in compliance with the Foreign Investment Law of the PRC.

Note 2. Summary of significant accounting policies

Convenience translation, page F-78

42.	We note that you applied a convenience translation rate of RMB 1.00 to $0.1533 as of and for the year ended December 31, 2020, and RMB 1.00 to $0.1547 as of and for the six months ended June 30, 2021. Please revise to apply the exchange rate as of the most recent balance sheet date included in the filing to both periods. Refer to Rule 3-20(b)(1) of Regulation S-X.

The Company respectfully advises the Staff that the Company adhered to the SEC financial reporting guidance in applying the convenience translation rate:

6620.5 Dollar equivalent or convenience translations are generally not permitted, except that a convenience translation may be presented only for the most recent fiscal year and any subsequent interim period. Translation should be made at the exchange rate on the balance sheet date or most recent date practicable, if materially different. The rate used for the convenience translation should generally be the rate that the issuer would use if dividends were to be paid in U.S. dollars.

6620.6 An issuer filing a registration statement on Form F-3 that incorporates financial statements previously filed on Form 20-F does not need to amend or otherwise modify these statements to reflect a more current exchange rate in presenting the convenience translation.

NOTE: Amendment or other modification is not necessary even if the company has presented a convenience translation on interim data in the registration statement or by reference to Form 6-K. In this situation, the issuer should disclose in the interim data provided on the Form 6-K that different exchange rates have been used for the convenience translation.

The Company acknowledged that it should use the latest balance rate in the filing per 6620.05. However as per 6620.6 and the note following section 6620, in certain situations, the Company is not required to amend or modify prior issued financials which the Company analogized for its December 31, 2021 financials.

In addition, the rate difference between December 31, 2020 and September 30, 2021 was approximately 0.8%. Therefore the Company’s total assets, total liabilities, revenue, gross profit and net income were understated by 0.8% which is not material to the Company’s overall financial position and result of operations.

Revenue Recognition, page F-81

43.	Please tell us whether you have arrangements that include more than one performance obligation and if so, revise to include your policy for determination of stand-alone selling prices of such performance obligations. Refer to ASC 606-10-50-20(c).

The Company respectfully advises the Staff that the Company’s sales and service contracts typically contain only one performance obligation. Products or services provided in each contract are highly integrated and not separately identifiable.

44.	Please revise to disclose the aggregate amount of the transaction price allocated to performance obligations that are unsatisfied or partially unsatisfied as of December 31, 2020. Refer to ASC 606-10-50-13.

In response to the Staff’s comments, the Company has revised the disclosure in the Revised Registration Statement on pages F-49 and F-85 in accordance with the Staff’s instructions.

d. Holographic Technology Hardware Sales, page F-82

45.	You disclose that hardware sales contracts contain no right of return, however you also disclose that you handle product returns and/or refunds directly. Please clarify this apparent inconsistency and revise your disclosures as necessary.

The Company respectfully advises the Staff that hardware sales customers have a right to return. The company generally permits returns for its product due to deficits. However, returns are historically insignificant. The Company has further revised the disclosure in the Revised Registration Statement on pages F-50 and F-86 in accordance with the Staff’s instructions.

46.	Please tell us how you determined that you control holographic technology hardware prior to transfer to your customers. Explain to us your responsibilities as it relates to fulfillment and product acceptance and how this compares to the obligations of your suppliers. Also, clarify whether you take title to the inventory prior to transfer to your customer and tell us whether any inventory risks are mitigated by the terms of the supplier agreements. Lastly, tell us the amount of revenue recognized from these arrangements for each period presented.

The Company respectfully advises the Staff that MC has determined that it is a principal in relation to the resale of holographic technology hardware, which forms the basis of MC’s belief that revenue derived from this business segment should be presented on a gross basis.

MC is responsible for all aspects of the products sold to the customer. This typically includes responsibility for the acceptability of MC’s products meeting customer specifications. MC also assist customers in deciding the specification in holographic hardware. Thus, MC is primarily responsible for fulfilling the promise to provide the specified good to the end consumer.

MC owns the inventory and retains inventory risk until it is sold to the end consumer. MC inspects the products from vendor and issued acceptance and takes title of the products. MC then arranges the vendor to drop ship the products to its customers. MC is also obligated to take back any product returns from the end customer if MC’s customers do not accept the products. MC will be responsible for the logistic and shipping costs to return the products to MC’s suppliers if MC’s customers decided to return MC’s products at the time of their inspection before their acceptance. Although MC does not have physical possession of the product, it retains inventory risk during the transit period from the vendor until acceptance by customer. Thus, the Company retains inventory risk before and after transfer of control to the end consumer.

MC’s pricing for the resale of holographic technology hardware is largely conditioned upon demand and supply. MC has discretion in setting its selling price to maintain a reasonable margin to account for factors such as shifting inventory costs. Ultimately, MC’s pricing decision with respect to chips products subject to resale is not bound by any agreements with its various vendors.

In light of the above, MC concludes that it’s the principal in relation to the resale of intelligent chips products and presented the resale of intelligent chips products on a gross basis.

Revenue generated from hardware sales amounted to RMB 55,571,935 (US$ 8,520,428) and RMB 0 for the year ended December 31, 2020, and December 31, 2019, respectively. For the six months ended June 30, 2021, revenue regenerated from hardware sales amounted to RMB 27,014,357 (US$ 4,111,306).

Note 3. Business combinations, page F-87

47.	Please revise to include the financial statements for Shenzhen Bowei and Shenzhen Tianyuemeng and the pro forma financial information required pursuant to Rule 3-05 and Article 11 of Regulation S-X or provide us with a detailed analysis of why these transactions do not meet the significance test of Rule 1-02(w) of Regulation S-X.

The Company has performed significance test analysis in accordance to Rule 3-05 and Article 11 of Regulation S-X and concluded that the acquisition of Shenzhen Bowei and Shenzhen Tianyuemeng met 40% threshold. As a result, audited financial statements for the most recent two fiscal years, including unaudited interim financial report have been enclosed in the Revised Registration Statement from pages F-112 to F-161 in accordance with the Staff’s instructions.

Note 13. Loan payable-non current, page F-95

48.	We note that on October 30, 2020 you entered into a loan agreement with a third party that matures on November 6, 2025. Please tell us the name of the third party lender and explain their willingness to enter into an interest-free, five-year loan. Also, tell us what consideration was given to imputing interest on such loan pursuant to the guidance in ASC 835-30-25.

The name of the third-party lender is MIDI CAPITAL MARKETS，LLC, a Cayman registered Company. Due to restrictions on capital outflow from mainland China to Hong Kong during pandemic, MIDI CAPITAL MARKETS，LLC. assisted MC’s subsidiary-Mcloudvr HK to start operations in October 2020 by providing initial capital through an interest-free loan. Although the term of the loan is 5 years, the combined companies intend to repay the loan in early 2022. In light of the short-term nature of the loan, no imputing interest was considered pursuant to ASC 835-30-25.

Note 14. Income Taxes PRC, page F-96

49.	Your disclosures regarding the per share impact of preferential tax treatments refers to the tax savings in the Xinjiang province and for eligible small business enterprises. Please tell us whether such calculations include the tax savings provided to Shanghai Mengyun and Shenzhen Mengyun as high-tech enterprises. If not, explain why or revise as necessary. Refer to SAB Topic 11.C.

The Company has further revised the disclosure in the Revised Registration Statement on page [F63 and F-102] in accordance with the Staff’s instructions.

Note 18. Segments, page F-100

50.	Please tell us what consideration you gave to disclosing revenues from external customers for each significant product and service pursuant to ASC 280-10-50-40. In this regard, your Holographic Solutions segment appears to include several different product and service offerings, such as circuit boards, ADAS development contracts, library content licenses, and hardware solutions.

The Company has further revised the disclosure in the Revised Registration Statement on page [F68 and F-107] in accordance with the Staff’s instructions.

Note 19. Subsequent events, page F-104

51.	Please revise to disclose the date through which the subsequent events have been evaluated and whether that date is the date the financial statements were issued or available to be issued. Refer to ASC 855-10-50-1.

The Company has further revised the disclosure in the Revised Registration Statement on page [F-107] in accordance with the Staff’s instructions.

If you have any questions regarding the Revised Registration Statement, please contact the undersigned by phone at 212 599-3322 ext. 25119 or via e-mail at bdaughney@beckerlawyers.com.

Very truly yours,

/s/ Brian C. Daughney, Esq.

cc:	Yang Ge (DLA Piper)

Bill Huo (Becker)